October 9, 2008

Ms. Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

RE:          Geokinetics Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed March 12, 2008
File No. 1-33460

Definitive Proxy Statement on Schedule 14A
Filed April 29, 2008
File No. 1-33460

Dear Ms. Parker:

This letter is in response to your letter to Geokinetics Inc., a Delaware corporation (“Geokinetics” or the “Company”), dated September 25, 2008 (“SEC Comment Letter”), in connection with your review of the Company’s Form 10-K for the fiscal year ended December 31, 2007 (“2007 Form 10-K”) and Definitive Proxy Statement on Schedule 14A filed on April 29, 2008 (“2007 Proxy”).

For the reasons set forth below, the Company does not believe that an amendment to the 2007 Form 10-K should be required due to materiality, but is agreeable to providing additional disclosure in future filings that expand upon the disclosures set forth in the 2007 Form 10-K.  Prior to submitting these responses, the Company discussed this conclusion with the Staff.  In addition, as described below, the Company agrees to provide additional information in future proxy statements in response to the Commission’s comments.

The Company’s specific response to each item in the SEC Comment Letter is set forth below:

Form 10-K for the Fiscal Year Ended December 31, 2007
Item 1. Business, page 3

Customers, page 8

1.
You state in Note 15 to the financial statements that, for the year ended December 31, 2007, one individual customer represented 12% of total revenue.  Please disclose this information in this section and provide the name of the customer.  Please tell us whether you have any written contracts with this customer and provide us with an analysis as to whether any such contracts should be filed as an exhibit.

Company Response:

Petroleo Brasileiro S.A. – Petrobras (“Petrobras”), the Company’s largest customer during the fiscal year ended December 31, 2007, is identified under the heading “Customers” on Page 8 of the 2007 Form 10-K.  The Commission points out that the disclosure regarding the percentage of the Company’s 2007 revenues from this customer is only made in note 15 to the financial statements.  The Company wishes to point out that information about its top 10 customers, including international customers, is disclosed on Pages 13, 15 and 23 of the Form 10-K.

The Company will comply with this comment in all future filings by making additional disclosure in appropriate places to the following effect:

The Company’s largest customer in 2007, Petroleo Brasileiro S.A. – Petrobras (“Petrobras”), accounted for 12% of total revenue from both data acquisition and processing services.  The contract entered into with Petrobras includes a master services agreement that is ordinarily entered into for the provision of data acquisition and processing services and a supplemental agreement which provides the specific details for a particular job.

As indicated above, the Company has a written contract with Petrobras.  The Company does not believe it is required to file the contract with Petrobras because the contract is the type that ordinarily accompanies the business the Company is engaged in and was made in the ordinary course of the Company’s business, as contemplated by Instruction 10 of Rule 601 of Regulation S-K.  The Company does not believe that its business is substantially dependent on the contract with Petrobras. The Company further notes that none of the other exceptions set forth in paragraphs (A) through (D) of Instruction 10(ii) is applicable to the contract with Petrobras.

Additionally, the Company has a large, diversified customer base.  While the loss of one customer or one particular contract may have a short-term negative impact, the Company does not believe that any of its customers or contracts, including that with Petrobras, is material, especially in light of the customer’s ability to cancel the contracts as disclosed in the Risk Factors.

For the foregoing reasons, the Company does not believe that it is required to file the contract with Petrobras.

Item 1A. Risk Factors, page 12

A majority of the Company’s voting stock is controlled by a small number of stockholders…page 16

2.
Please disclose in this risk factor that Messrs. Webster and Ziegler are also members of your Board of Directors.  In addition, please disclose that, in accordance with the terms and provisions of the Securities Purchase Agreement dated September 8, 2006 with the purchasers of the Company’s Series B preferred stock, Avista received the right to appoint one director to the Company’s board of directors, which director is Mr. Cabes, Jr.

Company Response:

The information requested by the Commission is included in the 2007 Proxy, which is incorporated by reference on the cover page of the 2007 Form 10-K and on Pages 42-43 of the 2007 Form 10-K.

The Company agrees to comply with the SEC Staff’s comments in all future filings.

An example of suggested additional disclosure in future filings:

Messrs. Webster and Ziegler are also members of the Company’s Board of Directors.  Additionally, in accordance with the terms and provisions of the Securities Purchase Agreement, dated as of September 8, 2006, by and among the purchasers of the Company’s Series B preferred stock and the Company, Avista received the right to appoint one director to the Company’s board of directors.  Accordingly, Robert L. Cabes, Jr. was appointed to the Company’s Board of Directors on November 2, 2006.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 23.

3.
Please supplement your Overview section to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term.  See Section III.A of SEC Release 33-8350 (Nov. 29, 2003).  For example, it appears that, while your net operating revenues have increased exponentially in the last five (5) years, so have your net loss and loss applicable to common stockholders.  Please address this trend in the overview section and briefly discuss the effects on your results of operations, working capital requirements and liquidity.

Company Response:

The information requested by the Commission is included on Pages 12-17, 26-31 and 39 of the 2007 Form 10-K.  If specifically required by the Commission, the Company will include this information in the Overview Section as well in future filings.

The Company agrees to comply with the SEC Staff’s comments in all future filings.

Controls and Procedures, page 40

4.
We note your statements that “…even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objective,” and, “[a] control system, no matter how well conceived and operated, can provide only reasonable, no absolute, assurance that the objectives of the internal control system are met.”  Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclose controls and procedures.    Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8328.htm.

Company Response:

The following disclosure appears on Page 40 of the 2007 Form 10-K:

“The Company’s management carried out an evaluation of the effectiveness and design and operation of disclosure controls and procedures (as defined in Rule 14a-15(e) under the Exchange Act) as of December 31, 2007.  Based upon the evaluation, the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures were effective as of December 31, 2007.  (emphasis added).”

The Company agrees to comply with the SEC Staff’s comments in all future filings.

 An example of suggested revision for future filings (highlighted below):

                 Item 9A.        Controls and Procedures

(a)  Evaluation of Disclosure Controls and Procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including the principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures.

The Company’s management carried out an evaluation of the effectiveness and design and operation of disclosure controls and procedures (as defined in Rule 14a-15(e) under the Exchange Act) as of December 31, 2007.  Based upon the evaluation, the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and were effective as of December 31, 2007.

5.
We note your disclosure that “There have not been any changes in the Company’s internal control (as defined in the Exchange Act Rule 13a-15(f) of the Securities Exchange Act) during the quarter ending December 31, 2007, that have materially affected or are reasonably likely to materially affect its internal control over financial reporting except for the changes as noted below.”  Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Company Response:

The changes described in the disclosure on Page 41 were specific examples of improvements the Company made to illustrate that affirmative steps were being taken to continually improve aspects of the Company’s system of internal controls, however, in management’s opinion, these changes did not rise to the level of “materially affected.”

The Company agrees to comply with the SEC Staff’s comments in all future filings.

An example of suggested revision for future filings (highlighted below):

(c) Changes in internal control.  There have not been any changes in the Company’s internal control (as defined in the Exchange Act Rule 13a-15(f) of the Securities Exchange Act) during the quarter ending December 31, 2007, that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.  The Company seeks to continually improve aspects of its system of internal controls as noted below.

Signatures

6.	Please provide the signature of your controller or principal accounting officer. See General Instruction D(2) to Form 10-K.

Company Response:

The Company’s former Chief Accounting Officer, Michael A. Schott, resigned in May 2007, and the new Chief Accounting Officer, Mark Hess, did not join the Company until April 2008.  During the interim period, the Chief Financial Officer Scott McCurdy performed the functions of both the principal financial officer and principal accounting officer.

The Company agrees to comply with the SEC Staff’s comments in all future filings.

Certifications by CEO and CFO Pursuant to Rules 13a-14(a) and 15d-14(a)…, exhibits 31.1 and 31.2

7.
In future filings, please match the exact form set forth in Item 601(b)(31) of Regulation S-K.  For example, we note that a comma was omitted in paragraph 4(b) and the word “the” was omitted from Paragraph 5 in both certifications.

Company Response:

The Company agrees to comply with the SEC Staff’s comments in all future filings.

Definitive Proxy filed June 24, 2008

8.
Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with examples of the disclosure you intend to use.  Please understand that after our review of your responses, we may raise additional comments.

Company Response:

The Company agrees to comply with the SEC Staff’s comments in all future filings.

Compensation Discussion and Analysis, page 21

9.
Please provide further analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2007.  For example, disclose the “company, business segment and/or individual goals and objectives” that were achieved that gave rise to the bonus compensation paid in 2007.  Provide a description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual’s performance that the Committee considered in determining specific payout levels for 2007.  As another example, disclose the “financial objectives” contained in the 2007 Plan.  As another example, discuss the specific reasons for the incentive stock option grants on December 10, 2007.  Please provide sufficient quantitative and qualitative analysis of the factor the Committee considered in making specific compensation awards.  See Item 402(b)(1)(v) of Regulation S-K.

Company Response:

The Company outlined the basis for its historical compensation program in the disclosures on page 21 of the 2007 Proxy:

“Historically, the compensation package offered to Geokinetics’ executive officers consisted of:
a) Base salary;
b) Cash incentive compensation under the terms of the Senior Executive Incentive Program established for senior executive officers; and
c)	Equity compensation in the form of stock options or grants of restricted stock” (emphasis added).

Under the terms of this historical package, the Company recognized legacy compensation levels set by the heritage companies.  Additionally, under the Senior Executive Incentive Program, the Company provided a discretionary bonus pool derived from a portion of the Company’s consolidated EBITDA for the applicable fiscal year.

The Company also provided statements regarding the present compensation system.  The statement “Geokinetics’ current compensation package is designed to provide a balance between achieving Company business objectives and providing competitive compensation to executives” (emphasis added) was intended to provide the present outlook and framework for compensation.

Total compensation levels, including bonuses and equity offerings, as described in the “Summary Compensation Table” on page 28, were inclusive of the base salaries set previously by legacy employment agreements and also included discretionary bonus payments from the 2006 performance year which were paid during 2007.  More specifically, as inducement to the executives who joined the Company as part of the acquisition of Grant Geophysical, Inc. (“Grant”) in September 2006, bonuses were guaranteed given that Grant was on track to meet it’s 2006 financial targets and those executives would have earned those bonuses had the acquisition not occurred.  The Company also provided additional information regarding the salary levels and bonus amounts each named Executive received in 2008 for the 2007 performance year as that information was available when the 2007 Proxy was filed, and will provide more detailed information regarding the calculation of these amounts in the 2008 Proxy Statement.

The Company agrees to comply with the SEC Staff’s comments in all future filings.

Allocation of Compensation Among the Principal Components, page 22

A.
Please provide clear disclosure that addresses how each compensation component (i.e., base salary, cash incentive compensation, and equity compensation) and your decisions regarding these elements are made, including sufficient quantitative or qualitative disclosure, as appropriate, of the analyses underlying the Committee’s decision to make specific compensation awards.  For example, please provide the “established formal policies and guidelines” used in your determination of the mix of the compensation components.

Company Response:

The Company agrees to comply with the SEC Staff’s comments in all future filings.

An example of suggested additional disclosure in future filings:

Base Salary

The Company uses an integrated approach to base pay management.  Positions in the organization are divided by discipline into job families, each with an established structure.  The Company will benchmark jobs in each family and use salary surveys and competitive market pricing for these positions.  This data will be reviewed annually.  All merit increases, promotions, and market adjustments will occur on or before April 1st each year as part of the annual review cycle.

Variable Compensation

For Executives, the Company determines variable compensation based on two components: Company performance and personal performance, each measured against business goals

At the commencement of each year, management will set goals for the Company and each strategic business unit and the Board of Directors will set goals for management.  After this period, employees and their supervisors will set personal performance objectives to align with the Company’s goals.  These objectives will set achievement metrics for the whole organization and all employees.  When the metrics are achieved, the employee will be eligible for an established target variable compensation payment.  Should these metrics fall below established targets, then the employee may earn less than his/her target bonus.  However, should these metrics exceed expectations, the employee may earn additional incentive compensation (above target) as determined by management and the Compensation Committee of the Board of Directors.

Variable compensation payments will be determined after the close of the fiscal year and will be paid during the first quarter of the following year.  Individuals must be employed at the time of payment to receive annual incentive compensation.  Employees who have given notice of termination will not be considered as “employed” for purposes of variable compensation or incentive payments.

Long Term Incentives

Current long term incentives include equity awards and special retention bonus plans.  Equity awards are generally in the form of stock or any derivative of stock, including options, phantom stock, restricted stock or stock appreciation rights.  Retention bonus plans generally follow the same general procedures as variable incentive programs.

B.
Please disclose the specific “financial goals and objectives” used in your determination of the cash incentives.  If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  See Instruction 4 to Item 402(b) of Regulation S-K.

Company Response:

All compensation figures disclosed in the 2007 Proxy were based on the Company’s historical compensation practices.  The Company recognized legacy compensation levels set by the heritage companies and supplemented by the aforementioned Senior Executive Incentive Program.  Any amounts paid in 2007 were for performance in 2006 and were in accordance with the terms of that plan.

In 2008, bonuses for performance in 2007 were paid at or near target levels established during the transition process in an effort to refocus executive performance toward the new plan.  Specifics around financial targets were not disclosed, as these figures are integral to the Company’s competitive advantage in hiring and retaining not just executives, but their staffs as well.  However, when the Company discloses compensation payments made under the new program, appropriate information will be disclosed concerning the relative difficulty of achieving the target levels as well as the objective measures in place that form the basis of these payments.

The Company agrees to comply with the SEC Staff’s comments in all future filings.

C.
Please clarify “the internal peers and external market data for similar roles” used in your determination of executives’ base salaries for 2007.  See generally Item 402(b)(2)(xiv) of Regulation S-K.  Please identify the internal peers and the external market data you evaluated and specify how each element of compensation relates to the data you analyzed from the comparator companies.

Company Response:

The Company agrees to comply with the SEC Staff’s comments in all future filings.

An example of suggested additional disclosure in future filings:

For competitive reasons, the specific companies the Company used for evaluation are not disclosed.  Additionally, the Company is not allowed to disclose the consultants used without their consent.  In the alternative, the Company will disclose that salary survey data was obtained from three major sources: (1) a national energy industry survey which included exploration and production companies, oil field service companies, and seismic companies; (2)  a confidential seismic industry compensation survey conducted through an industry liaison group, in which the Company was a participant; and (3) reports from the Economic Research Institute were used to supplement the Company’s compensation data.

Bonus Compensation, page 23

D.
Please describe the types of “unusual circumstances” that might result in a guaranteed bonus and provide insight into the factors the Committee considers when establishing this type of compensation.  See Item 402(b)(1)(v) and Instruction 1 of Item 402(b) Regulation S-K.

Company Response:

The Company agrees to comply with the SEC Staff’s comments in all future filings.

An example of suggested additional disclosure in future filings:

The Company has specifically reserved the right to provide a guaranteed bonus in anticipation of events including, but not limited to business acquisition, divestiture, significant and sudden change in business climate, or more profitable opportunities in a geographic region not under the executives assigned and targeted business unit.  By reserving this right, the Company is best able to facilitate cooperation and support of the business as a whole.

In determining if any of these events rise to the level that warrants the Company waiving the performance provisions and guaranteeing a bonus of a named executive, the Board of Directors would consider, among other things, whether: (1) the event created a positive effect on the financial standing of the Company; (2) the decision created a deficiency in the executive’s goals that the executive is unable to remedy;  and (3) failure to recognize the executive’s contributions would create a fundamental inequity in the executive’s compensation or would create a threat in the executive’s retention that would substantially hinder the long-term strategic objectives of the Company.

I trust that these comments are responsive to your request.  Please feel free to contact me for additional questions or further clarification.

Very truly yours,

Richard F. Miles
President and Chief Executive Officer
Geokinetics Inc.

cc:           Mr. Scott McCurdy
Ms. Diane Anderson
Mr. James J. Spring, III